February 2, 2007


Mail Stop 4561

Mr. James J. Lillis
Chief Financial Officer
Anthracite Capital, Inc.
40 East 52nd Street
New York, NY 10022

Re:    Anthracite Capital, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        File No. 1-13937

Dear Mr. Lillis:

      We have reviewed your response letter dated January 23, 2007 and have the following additional comment. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flow, page 68

1. We have read your response to prior comment four and noted that some of your restricted cash equivalents relate to derivatives instruments and hedging activities related to securities held as trading assets. Also, it appears from your response that your cash flows statement presentation of this restricted cash is based on your ability to withdraw funds from the restricted cash account. Please explain to us how SFAS 95 supports your position and address the following comments:

   - Explain how you considered reporting the cash flows from the restricted cash equivalents within operating activities, the same category as cash flows from trading securities and trading derivatives, the apparent activity that is the source of cash flows for the item.

- Tell us the amount of restricted cash equivalents related to the trading derivatives and hedging activities related to trading securities, the level of your control over the restricted cash, including but not limited to the conditions for its release.
- Compare the timing of deposits and withdrawals in the restricted cash equivalents with the activity (purchases, sales and maturities) in your trading portfolio and derivatives instruments to which the restricted cash equivalents relate.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant